June 5, 2007

U.S. POSTAGE, EDGAR, AND OVERNIGHT MAIL

Mr. Ryan Milne
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Croff Enterprises, Inc.
File No. 000-16731
Form 10-K for fiscal year ended December 31, 2006

Dear Mr. Milne:

This letter is in response to your May 23, 2007 comment letter (the “Comment Letter”) to Ms. Jennifer Miller, Chief Accounting Officer of Croff Enterprises, Inc. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and will provide certain supplemental information requested by you in the Comment Letter. With respect to certain comments, the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses; which, where appropriate, contain cross-references to specific discussions and/or pages in the amended filings as attached.

Form 10-K-Amended:  For the Year Ended December 31, 2006

1. Oil and Natural Gas Reserves, page 8--Comment

“We note on page 9 that you disclose cash provided from operations before tax. This measure appears to be a non-GAAP measure as defined in Regulation G. Therefore, please reconcile this measure to your cash flows from operating activities as presented on Page F-7 and provide the disclosure set forth in Item 10(e) of Regulation S-K.”

Croff Enterprises, Inc. Response:

We agree with your comment that “Cash flow from operations before tax” is a undefined non-GAAP financial measure. After a review of the matter we have determined that the sentence was in error and should have referred to the net cash flow provided by operating activities on the Statement of Cash Flows. We have provided below the revised paragraph:

Revenues from oil and natural gas sales for 2006 totaled $842,400. Net income for 2006 was $373,015.  Net cash provided by operating activities in 2006 totaled $329,840. The Company’s cash flow from operations is highly dependent on oil and natural gas prices.  Capital expenditures for 2006 totaled $57,746 and were primarily attributable to participation in new wells in Utah, Colorado, and Wyoming.  The Company had no short-term or long-term debt outstanding at December 31, 2006.

2.  Oil and Natural Gas Reserves, page 8--Comment

“We note that you disclose the pre-tax present value of 10% of estimated proven reserves on page 16. We consider this disclosure to be a non-GAAP measure. As such, please provide all disclosure required by Item 10(e) of Regulation S-K. The disclosure should include a reconciliation to the most comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to prove oil & gas reserve quantities as set forth in paragraph 30 of SFAS 69.”

Croff Enterprises, Inc. Response:

We agree with your comment on the non-GAAP financial measure. We have attached in Exhibit A the amended disclosure to be included in the amended 10-K on page 16.

3.  Select Financial Data, page 22--Comment

“We note here and in your statement of operations on page F-5 you have classified the loss on sale of marketable equity securities, the gain on sale of equipment, interest income and other income as items of revenue. These items do not appear to be inflows from delivery or production of goods, services or other activities that constitute your ongoing operations. As such, these items should be classified as other income or expense items and not revenues. Please refer to Rule 5-03 (b) of Regulation S-X and paragraph 78 of FASB Concept Statement No. 6 for further guidance.”

Croff Enterprises, Inc. Response:

We agree with part of your assessment. We have moved the gain on (loss) the sale of marketable equity securities and interest income to the other income (expense) section of the Statement of Operations. We have not moved the gain on sale of equipment or the other income as they are revenues derived from operating activities. The gain on sale of equipment relates to the sale of oil and gas equipment in 2005 and the sale of a pipeline for the distribution of gas in 2006. The other income is from lease payments. Please see Exhibit B for the Statement of Operations and Exhibit C for the selected financial data on page 22 we plan to include in the amended 10-K.

4.  Controls and Procedures, page 27--Comment

            “Please disclose whether there have been any changes in your changes in controls over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing comments and the replacement disclosure is enclosed in Exhibit D for the proposed new Controls and Procedures.

5.  Notes to Financial Statements, page F-8: Note 6. Income Taxes, page F-17--Comment

“We note that income tax provision for 2005 of $82,478 represents approximately 22% of your pre-tax income of $372,365. Please reconcile this ratio with your effective tax rate for 2005 of 5.88%, as you present in the table on page F-17. In addition, please disclose the components of deferred tax liabilities and assets as of each balance sheet date. Refer to paragraph 43 of SFAS 109 for additional guidance.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and the following is the replacement disclosure included in the amended filing. The provisions for income taxes from operations consist of the following:

	2004	2005	2006
Federal tax expense	$8,877	$72,474	$100,000
State tax expense	-	$10,004	$10,000
	$8,877	$82,478	$110,000

A reconciliation of the Company’s effective income tax rate and the United States statutory rate is as follows:

	2004	2005	2006
United States statutory rate	34.00%	34.00%	34.00%
State income taxes, net of Federal income tax benefit	2.55	2.55	2.55
Reduction by valuation allowance	(2.55)	--	--
Book to tax differences	(24.94)	(30.67)	(13.17)
	9.06%	5.88%	23.38%

At December 31, 2006, the Company had capital loss carry-forwards of approximately $31,000.

Differences between the books and tax net operating loss carry forward consist primarily of the permanent difference between depletion for book and income tax and depreciation methods. The loss carry forward has expired in 2004. The income tax depletion continues to exceed book depletion and not subject to deferred incomes at December 31, 2006.

At December 31, 2005 and 2006, total deferred tax assets, liabilities and valuation allowance are as follows:

Deferred tax assets resulting from:

	2004	2005	2006
Net operating loss carry forwards	$18,228	$--	$--
Depletion allowance	(64,885)	(140,691)	(188,897)
Depreciation	(2,532)	(2,532)	(5,425)
Total	(49,189)	(143,223)	(194,322)
Less valuation allowance	49,189	143,223	194,322
	$--	$--	$--

A 100% valuation has been established against the deferred tax assets, as utilization of the loss carry forwards and realization of other deferred tax assets cannot be reasonably assured.

6.  Supplemental Information – Disclosures About Oil and Gas Producing Activities, page F-20--Comment

“We note that you have excluded impairment charges from the results of operations from producing activities on page F-21. Please revise to include impairment charges in the results of operations for oil & gas producing activities. Refer to paragraph 24 and 27 of SFAS 69 for additional guidance.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and the information on Exhibit E is the replacement disclosure included in the amended filing:

7.  Supplemental Information – Disclosures About Oil and Gas Producing Activities, page F-20--Comment

“In your table of costs incurred in oil and gas producing activities on the bottom of page F-23, please disclose separately those costs attributed to property acquisition, exploration, and development activities. Refer to paragraph 21 and Illustration 2 of SFAS 69 for additional guidance.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and the following is the replacement disclosure included in the amended filing:

Costs incurred in oil and gas producing activities for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Property acquisition
Proven	$122,222	$30,000	$--
Unproven	--	--	--
Exploration costs capitalized	--	--	--
Development costs capitalized	$188,832	$62,228	$57,825
Impairment of property	--	52,638	--
Production costs	192,187	272,129	205,371
Depletion, depreciation, and accretion	42,000	55,187	54,368

8.  Engineering Comments: Properties, page 13--Comment

“On page 15, you disclose that your proved reserve estimates were performed by an independent engineer. Please amend your document to identify the engineer as required by paragraph 4B. of the instructions to Item 102 of Regulation S-K.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and the following is the replacement disclosure included in the amended filing:

An independent petroleum engineering firm compiled the proved oil and natural gas reserves and future revenues as of December 31, 2004, 2005 and 2006 for the Company’s oil and natural gas assets.  Since December 31, 2006, the Company has not filed any estimates of its oil and natural gas reserves with, nor was any such estimates included in any reports to, any state or federal authority or agency, other than the Securities and Exchange Commission. The reserve study provided to the Company for December 31, 2006 for its reserves and used in the preparation of this filing was prepared by McCartney Engineering, LLC, Consulting Petroleum Engineers, 4251 Kipling Street, Suite 575, Wheat Ridge, CO 80033, 303-830-7208.

9.  Supplemental Information – Disclosures About Oil and Gas Producing Activities, Unaudited, page F-19: Proved Oil and Gas Quantities, page F-23--Comment

“We note the significant positive revisions to your proven oil and gas reserves for year-end 2006. Please amend your document to disclose the causes for these increases as prescribed by Financial Accounting Standard 69, Paragraph 11.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and the following is the replacement disclosure included in the amended filing on page F-20 after the “OIL AND GAS PRICES” paragraph:

EXPLANATION OF REVISIONS TO PROVEN OIL AND GAS RESERVES IN 2006

Crude oil reserves increased in Michigan and Montana due to the revision of previous estimates as the decline curve on these oil wells decreased. In North Dakota, rework on a well increased the recoverable reserves. Oil reserves decreased in Texas due to the sale of minerals in place. In Utah, oil reserves increased due to extensions and discoveries on Uintah County fields. Wyoming oil reserves increased due to revision of previous estimates resulting from the engineer’s increasing the life of a lease in Campbell County, Wyoming. Natural gas reserves increased in Colorado and New Mexico due to extensions of existing fields on the Company’s leases in the Four Corners coal bed methane production area. In Michigan, improved recovery on one lease and revisions of previous quantity estimates in Otsego County, increased natural gas reserves. Extensions and discoveries in Uintah County, Utah increased natural gas reserves in that area.

10.  Other--Comment

“We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.”

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and that:

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

the SEC staff’s comments or changes to disclosure in response to the staff’s comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *           *           *           *           *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Very Truly Yours,

/s/ Gerald L. Jensen
Gerald L. Jensen
Chief Executive Officer

Exhibit A

For additional information concerning oil and natural gas reserves, see Supplemental Information - Disclosures about Oil and Natural Gas Producing Activities - Unaudited, included with the Financial Statements filed as a part of this report.

The following table sets forth summary information with respect to estimated proved reserves at December 31, 2006. (see table F-22)

ESTIMATED PROVED RESERVES
As of December 31, 2006

Area	Net Oil (Bbls)	Net Natural Gas (Mcf)	Standardized Measure of discounted future cash flows related to proved
			Oil and Gas Reserves
Alabama	-	1,335	$3,075
Colorado	-	101,941	277,945
Michigan	58,739	126,508	1,237,211
Montana	2,258	-	25,684
New Mexico	152	76,031	256,954
North Dakota	6,857	3,788	78,185
Oklahoma	1,405	53,160	134,333
Texas	329	10,754	44,699
Utah	9,153	54,123	367,292
Wyoming	8,223	15,587	159,622
Total	87,116	443,227	$2,585,000

The above table is a state by state summary of the information disclosed on page F-22.

        Exhibit B
CROFF ENTERPRISES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Revenues
Oil and natural gas sales	$615,731	$934,525	$842,400
Loss on natural gas “put” contracts	(7,599)	--	--
Gain on sale of equipment	--	14,173	112,543
Other income (lease payments)	6,196	7,330	660
	614,328	956,028	955,603

Expenses
Lease operating expense including
production taxes	192,187	272,129	205,371
Proposed drilling program	30,825	52,638	--
General and administrative	112,157	165,212	212,648
Overhead expense, related party	48,000	50,554	49,872
Accretion expense	--	10,187	5,868
Depletion and depreciation	42,000	45,000	48,500
	425,169	595,720	522,259
Income from operations	189,159	360,308	433,344

Other income (expense)
Gain (Loss) on sale of marketable equity securities	(38,166)	--	--
Interest income	--	12,057	49,671
	(38,166)	12,057	49,671
Income before income taxes	150,993	372,365	483,015
Provision for income taxes	8,877	82,478	110,000
Net income	$142,116	$289,887	$373,015

Net income applicable to
preferred B shares	213,634	316,304	291,154

Net income (loss) applicable to
common shares	$(71,518)	$(26,417)	$81,861

Basic and diluted net income
(loss) per common share	$(0.13)	$(0.05)	$0.15

Exhibit C

ITEM 6.     SELECTED FINANCIAL DATA

The following table presents selected historical financial data of the Company for the five-year period ended December 31, 2006.  Future results may differ substantially from historical results because of changes in oil and natural gas prices, production increases or declines and other factors. This information should be read in conjunction with the Financial Statements, and notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, presented below, Item 7.

STATEMENT OF OPERATIONS DATA

		Year Ended December 31,

	2002		2003		2004		2005		2006
Operations
Oil and Natural Gas	$286,602		$392,564		$608,132		$934,525		$842,400
Other Revenues	$28,726		$23,362			$(1,403)	$21,503		$113,203
Expenses	$216,416		$321,817		$434,046		$678,198		$632,259
Net Income	$98,912		$94,109		$142,116		$289,887		$373,015
Per Common Share(1)	$.04	(1)	$.01	(1)	$(0.13	)(1)	$(0.05	)(1)	$0.15	(1)
Working capital	$419,475		$336,471		$330,243		$625,862		$995,498
Dividends per share	NONE		NONE		NONE		NONE		NONE

BALANCE SHEET DATA
Total assets	$753,212		$898,221		$1,088,553		$1,807,502		$1,867,161
Long-term debt **	--		--		--		--		--

Stockholders’ equity	$736,408		$866,112		$1,051,438		$1,314,320		$1,687,335

** There were no long-term obligations from 2002-2006.

(1)   The Company allocates its net income between preferred B shares and common shares; accordingly, net income (loss) applicable to common shares varies from a fixed ratio to net income, depending on the source of income and expenses. See attached financials statement for further detail.

Exhibit D

Section II Item 9A Controls and Procedures

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Accounting Officer (the “Certifying Officers”) conducted evaluations of our disclosure controls and procedures. As defined under Sections 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 Act, as amended (the “Exchange Act”) the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including the Certifying Officers, to allow timely decisions regarding required disclosure. Based on this evaluation, the Certifying Officers originally concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act, and the rules and regulations promulgated thereunder.

Further, there were no changes in our internal control over financial reporting during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit E

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

The results of operations for oil and gas producing activities, excluding capital expenditures, impairment charges, corporate overhead and interest expense, are as follows for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006

Revenues
Oil and natural gas sales	$615,731	$934,525	$842,400
Loss on natural gas “put” contracts	(7,599)	-	--
Other revenue (lease payments)	6,196	7,330	660
Gain on sale of equipment	--	14,173	112,543
	614,328	956,028	955,603

Lease operating costs	148,844	257,813	150,011
Production taxes	43,343	66,954	55,360
Impairment charges	--	52,638	--
Depletion, depreciation and accretion	42,000	55,187	54,368
Income tax expense	8,877	82,478	110,000

	243,064	515,070	369,739

Results of operations from producing
activities (excluding capital
expenditures, corporate overhead,
and interest expense)	$371,264	$440,958	$585,864